FIRSTMERIT Corporation



Fourth Quarter 2013 Earnings Conference Call
Supplemental Information

January 28, 2014



Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, the Corporation's ability to realize the synergies and benefits contemplated by the acquisition of Citizens, such as it being accretive to earnings and expanding the Corporation's geographic presence, in the time frame anticipated or at all, and those risk factors detailed in the Corporation's periodic reports filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.



Q4 2013 Highlights

- 59th consecutive quarter of profitability

- Net income of $57.2 million/$0.33 per diluted share

  - Return on average assets of 0.94%
  - Return on average equity of 8.48%

- Dividend of $0.16 per share

- Solid asset quality results

  - NCO ratio at 0.13%
  - NPA ratio at 0.60%

- Robust tangible common equity ratio of 7.71% at 12/31/2013

- Successfully converted core operating systems in October



Income Statement Highlights

Prior Quarter Comparison

- 4Q13 net income increased $16.5 million, or 40.42%, compared with 3Q13

Prior-Year Quarter Comparison

- 4Q13 net income increased $19.0 million, or 49.58%, compared with 4Q12

	Financial Highlights		
(dollars in thousands except per share data)	2013 4th Qtr	2013 3rd Qtr	2012 4th Qtr
Net interest income FTE (a)	$ 202,145	$ 207,079	$ 119,130
FTE adjustment (a)	4,077	3,739	2,900
Provision for originated loan losses	1,552	2,523	7,116
Provision for acquired loan losses	5,515	2,033	—
Provision for covered loan losses	2,983	1,823	5,146
Other income	72,420	71,090	61,652
Other expenses	179,391	211,378	112,181
Net income	57,174	40,715	38,224
Diluted EPS	0.33	0.23	0.35

(a) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (FTE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Comprehensive Income.   Net interest income was $198.1 million, $203.3 million and $116.2 million for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively. The taxable-equivalent adjustment to net interest income was $4.1 million, $3.7 million and $2.9 million for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively.



Fee Income

Prior Quarter Comparison

- 4Q13 noninterest income, *net of securities transactions,* increased $1.33 million, or 1.87%, compared with 3Q13

Prior-Year Quarter Comparison

- 4Q13 noninterest income, *net of securities transactions*, increased $13.2 million, or 22.28%, compared with 4Q12

(dollars in thousands)	Noninterest Income		
	2013 4th Qtr	2013 3rd Qtr	2012 4th Qtr
Trust department income	$ 10,255	$ 9,608	$ 5,662
Service charges on deposits	19,084	22,146	14,247
Credit card fees	12,414	13,588	11,167
ATM and other service fees	5,659	5,216	3,432
Bank owned life insurance income	4,037	4,351	3,067
Investment services and insurance	3,530	3,403	2,147
Investment securities (losses)/gains, net	—	—	2,425
Loan sales and servicing income	3,577	3,644	7,946
Other operating income	13,864	9,134	11,559
Total other income	$ 72,420	$ 71,090	$ 61,652



Noninterest Expense

Prior Quarter Comparison

- Total noninterest expense for 4Q13 decreased $32.0 million, or 15.13%, compared with 3Q13

Prior-Year Quarter Comparison

- Total noninterest expense for 4Q13, increased $67.2 million, or 59.91%, compared with 4Q12

	Noninterest Expense		
(dollars in thousands)	2013 4th Qtr	2013 3rd Qtr	2012 4th Qtr
Salaries, wages, pension, and employee benefits	$ 93,621	$ 97,390	$ 61,560
Net occupancy expense	14,066	13,816	7,114
Equipment expense	13,177	11,040	7,398
Taxes, other than federal income taxes	2,618	2,785	1,924
Stationary, supplies and postage	4,895	3,801	2,162
Bankcard, loan processing and other costs	10,886	40,786	9,260
Advertising	4,855	4,432	2,774
Professional services	8,358	9,768	6,119
Telephone	3,427	3,326	1,230
Amortization of intangibles	2,692	2,972	444
FDIC expense	5,106	4,925	1,738
Other operating expenses	15,690	16,337	10,458
Total noninterest expense	$ 179,391	$ 211,378	$ 112,181



Net Interest Margin



Asset Yields / Liability Costs*

(dollars in thousands)	Q4 2013		Q3 2013		Q4 2012	
Total investment securities and federal funds sold	$ 6,301,642	2.47%	$ 6,151,723	2.49%	$ 3,686,815	2.89%
Originated Loans	9,988,587	3.80%	9,377,826	3.86%	8,444,208	3.94%
Acquired Loans	3,669,292	7.50%	4,025,514	7.67%	—	—%
Covered loans	623,981	7.31%	703,497	7.30%	1,095,185	6.33%
Total loans	14,281,860	4.92%	14,106,837	5.13%	9,539,393	4.22%
Total earning assets	20,593,750	4.17%	20,276,825	4.33%	13,246,693	3.85%
Demand – non interest bearing	$ 5,546,316	—%	$ 5,443,800	—%	$ 3,306,444	—%
Demand – interest bearing	2,875,375	0.10%	2,720,592	0.12%	1,122,796	0.09%
Savings and money market accounts	8,544,097	0.28%	8,570,910	0.30%	5,743,599	0.36%
Certificates and other time deposits	2,551,688	0.39%	2,720,929	0.25%	1,422,246	0.64%
Total deposits	19,517,476	0.19%	19,456,231	0.18%	11,595,085	0.27%
Borrowings	1,474,007	1.38%	1,537,427	1.33%	1,120,969	0.47%
Total interest bearing liabilities	15,445,167	0.37%	15,549,858	0.36%	9,409,610	0.39%

(*) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (FTE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Comprehensive Income.   Net interest income was $198.1 million, $203.3 million and $116.2 million for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively. The taxable-equivalent adjustment to net interest income was $4.1 million, $3.7 million and $2.9 million for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively.



FIRSTMERIT Corporation

Deposits*

Average Core Deposits*
$ in millions



4Q12	1Q13	2Q13	3Q13	4Q13
10,173	10,458	15,654	16,735	16,966

Average Total Deposits



- DDA-non-interest — 28%
- DDA-interest — 15%
- Savings/MMA — 44%
- CDs — 13%

87% of deposits are core deposits.

(*) Core deposits include all deposits less certificates of deposit, average total deposit composition as of 12/31/2013.

Commercial Loan Portfolio*

Average Commercial Loans
$ in millions



Commercial Loan Composition



- C&I
- CRE-owner occupied
- CRE-medical/healthcare
- CRE-multi-family
- CRE-Industrial const.
- CRE-Retail
- CRE-warehouse
- CRE-general

71% of Loans are C&I or Owner Occupied CRE

(*) Excludes acquired loans from Citizens and loans covered by loss sharing agreements with the FDIC.

Credit Results – Excluding Covered Loans



Capital Position[a]

(dollars in thousands)	December 31, 2013		September 30, 2013		December 31, 2012	
Consolidated						
Total Equity	$2,702,894	11.30%	$2,654,645	11.00%	$1,645,202	11.03%
Common Equity	2,602,894	10.89%	2,554,645	10.58%	1,645,202	11.03%
Tangible common equity [b]	1,780,320	7.71%	1,729,379	7.42%	1,178,785	8.16%
Tier 1 capital [c]	1,857,438	11.33%	1,843,870	11.24%	1,193,188	11.25%
Total risk-based capital [d]	2,256,524	13.77%	2,246,124	13.69%	1,325,971	12.50%
Leverage [e]	1,857,438	8.06%	1,843,870	8.00%	1,193,188	8.43%

(a) Regulatory capital information is preliminary and subject to change.
(b) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.
(c) Shareholders' equity less goodwill; computed as a ratio to risk adjusted assets, as defined in the 1992 risk based capital guidelines.
(d) Tier 1 capital plus qualifying loan less allowance, computed as a ratio to risk adjusted assets as defined in the 1992 risk based capital guidelines.
(e) Tier 1 capital computed as a ratio to the latest quarter's average assets less goodwill.



FIRSTMERIT. Corporation

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to asses the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Shareholders' equity (GAAP)	$ 2,702,894	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202
Less: Preferred stock	100,000	100,000	100,000	100,000	—
Common shareholders' equity (non-GAAP)	2,602,894	2,554,645	2,550,909	1,654,850	1,645,202
Less: Intangible assets	82,755	85,447	88,419	6,055	6,373
Goodwill	739,819	739,819	739,819	460,044	460,044
Tangible common equity (non-GAAP)	1,780,320	1,729,379	1,722,671	1,188,751	1,178,785
Total assets (GAAP)	$ 23,909,027	$ 24,134,729	$ 23,531,872	$ 15,272,484	$ 14,913,012
Less: Intangible assets	82,755	85,447	88,419	6,055	6,373
Goodwill	739,819	739,819	739,819	460,044	460,044
Tangible assets (non-GAAP)	$ 23,086,453	$ 23,309,463	$ 22,703,634	$ 14,806,385	$ 14,446,595
Tangible common equity to tangible assets ratio (non-GAAP)	7.71%	7.42%	7.59%	8.03%	8.16%



FIRSTMERIT.
Corporation

Reconciliation of Non-GAAP Measures: Tier 1 common equity [1]

The following table provides calculations of Tier 1 capital (regulatory) and Tier 1 common equity (non-GAAP). Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is prescribed in amount by federal banking regulations. These regulators are supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not prescribed in amount by federal banking regulations (under Basel I), analysts and banking regulators have assessed the Corporation's capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by U.S. GAAP or prescribed in any amount by federal banking regulations (under Basel I), this measure is currently considered to be a non-GAAP financial measure and other entities may calculate it differently than the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using Tier 1 common equity, Management believes that it is useful to provide investors the ability to assess the Corporation's capital adequacy on this same basis.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a company's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk-weighted category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity (non-GAAP). Tier 1 common equity (non-GAAP) is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio (non-GAAP). The amounts disclosed as risk weighted assets are calculated consistent with banking regulatory requirements.

(Dollars in thousands)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Shareholders' equity (GAAP)	$ 2,702,894	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202
Plus: Net unrealized (gains) losses on available-for-sale securities	29,297	11,990	274	(47,504)	(55,418)
Defined benefit postretirement plan losses in accumulated other comprehensive income	37,579	71,623	71,623	71,623	71,623
Trust preferred securities	74,500	74,500	74,499	—	—
Less: Intangible assets	82,755	85,447	88,419	6,055	6,373
Goodwill	739,819	739,819	739,819	460,044	460,044
Disallowed deferred tax asset	162,123	141,625	130,693	—	—
Other adjustments [2]	2,135	1,997	2,841	1,943	1,802
Tier 1 capital (regulatory)	1,857,438	1,843,870	1,835,533	1,310,927	1,193,188
Less: Preferred stock	100,000	100,000	100,000	100,000	—
Trust preferred securities	74,500	74,500	74,499	—	—
Tier 1 common equity (non-GAAP)	1,682,938	1,669,370	1,661,034	1,210,927	1,193,188
Risk-weighted assets (regulatory)	16,389,338	16,409,206	16,151,960	10,609,418	10,607,832
Tier 1 common equity ratio (non-GAAP)	10.27%	10.17%	10.28%	11.41%	11.25%

[1] Regulatory capital information is preliminary and subject to change.
[2] These include adjustments to other comprehensive income related to threshold deductions and other adjustments.



FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Basel III Common Equity Ratio [1]

The following table provides calculations of Tier 1 common, based on the Corporation's current understanding of the Final Basel III requirements, released in July 2013. The Corporation currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulation. In June 2012, U.S. Regulators released three separate Notices of Proposed Rulemaking covering U.S. implementation of the Basel III framework. In July 2013, U.S. Regulators released final rules covering the U.S. implementation of the Basel III framework, which will change capital requirements and place greater emphasis on common equity.   For the Corporation, the Basel III framework will be phased in beginning in 2015 with full implementation complete beginning in 2019. The calculations provided below are estimates, based on the Corporation's current understanding of the final framework, including the Corporation's interpretation of the requirements, and informal feedback received through the regulatory process. The Corporation's understanding of the framework is evolving and will likely change as analysis and discussions with regulators continue. Because the Basel III implementation regulations are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using the Basel III framework, we believe that it is useful to provide investors the ability to assess the Corporation's capital adequacy on the same basis.

(Dollars in thousands)		Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Shareholders' equity (GAAP)		$ 2,702,894	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202
Plus	Net unrealized (gains) losses on available-for-sale securities	29,297	11,990	274	(47,504)	(55,418)
	Defined benefit postretirement plans in accumulated other comprehensive income	37,579	71,623	71,623	71,623	71,623
	Trust preferred securities (long term debt)	—	—	—	—	—
Less:	Non-qualifying goodwill	739,819	739,819	739,819	460,044	460,044
	Non-qualifying intangible assets [2]	82,755	85,447	88,419	6,055	6,373
	Other fully phased-in adjustments [3]	208,097	176,497	177,341	1,943	1,802
Basel III tier 1 capital (regulatory)		1,739,099	1,736,495	1,717,227	1,310,927	1,193,188
Less:	Preferred stock	100,000	100,000	100,000	100,000	—
	Trust preferred securities	—	—	—	—	—
Basel III tier 1 common equity (regulatory)		1,639,099	1,636,495	1,617,227	1,210,927	1,193,188
Basel I risk-weighted assets (regulatory)		16,389,338	16,409,206	16,151,960	10,609,418	10,607,832
Basel III risk-weighted assets (regulatory) [4]		17,182,648	17,341,757	16,411,917	10,609,418	10,607,832
Basel III tier 1 common equity ratio (non-GAAP)		9.54%	9.44%	9.85%	11.41%	11.25%

[1] Regulatory capital information is preliminary and subject to change.
[2] Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets on a phased in basis with a 40% reduction beginning January 1, 2015 with a 100% reduction beginning January 1, 2018. These assets are partially allowed in Basel I capital.
[3] Estimates of fully phased-in adjustments for disallowed deferred tax assets, other comprehensive income related to threshold deductions and other fully phased-in adjustments.
[4] The Corporation continues to develop systems and internal controls to calculate risk-weighted assets as required by Basel III. The amounts reported are an approximation, based on our understanding of the requirements and subject to change.



Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2013 and 2012 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operation. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Net income (GAAP)	$ 57,174	$ 40,715	$ 48,450	$ 37,346	$ 38,224
Net income adjustments					
Plus: Acquisition related expenses, net of taxes	3,874	21,722	20,851	2,340	1,354
Branch closure costs, net of taxes	676	—	—	—	—
Adjusted net income (non-GAAP)	*61,724*	*62,437*	*69,301*	*39,686*	*39,578*
Annualized net income (GAAP)	226,832	161,532	194,332	151,459	152,065
Annualized adjusted net income (non-GAAP)	*244,883*	*247,712*	*277,966*	*160,949*	*157,452*
Average assets (GAAP)	24,034,846	24,013,594	22,810,702	14,983,543	14,702,215
Average equity (GAAP)	2,673,635	2,661,546	2,571,964	1,715,005	1,635,275
Average tangible common equity (non-GAAP)	1,749,754	1,739,437	1,690,772	1,186,540	1,168,642
Return on average assets (GAAP)	0.94%	0.67%	0.85%	1.01%	1.03%
Adjusted return on average assets (non-GAAP)	*1.02%*	*1.03%*	*1.22%*	*1.07%*	*1.07%*
Return on average equity (GAAP)	8.48%	6.07%	7.56%	8.83%	9.30%
Adjusted return on average equity (non-GAAP)	*9.16%*	*9.31%*	*10.81%*	*9.38%*	*9.63%*
Return on average tangible common equity (non-GAAP)	12.96%	9.29%	11.49%	12.76%	13.01%
Adjusted return on average tangible common equity (non-GAAP)	*14.00%*	*14.24%*	*16.44%*	*13.56%*	*13.47%*



Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Net interest income (FTE) (non-GAAP)	$ 202,145	$ 207,079	$ 201,605	$ 114,376	$ 119,130
Noninterest income (GAAP)	72,420	71,090	69,439	57,392	61,652
Noninterest income adjustments:					
Gains (losses) on sales of securities	—	—	(2,794)	(9)	2,425
Branch closure costs	1,040	—	—	—	—
Adjusted noninterest income (non-GAAP)	73,460	71,090	72,233	57,401	59,227
Adjusted revenue (non-GAAP)	275,605	278,169	273,838	171,777	178,357
Noninterest expense (GAAP)	179,391	211,378	189,640	106,925	112,181
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,692	2,972	2,411	317	444
Acquisition related expenses	5,960	33,418	29,284	3,600	2,083
Adjusted noninterest expense (non-GAAP)	170,739	174,988	157,945	103,008	109,654
Fee income ratio, as reported (non-GAAP)	26.38%	25.56%	26.38%	33.42%	33.21%
Efficiency ratio, as reported, excluding amortization of intangible assets and securities gains (losses) (non-GAAP)	64.36%	74.92%	68.37%	62.06%	62.65%
Efficiency ratio, as adjusted (non-GAAP)	61.95%	62.91%	57.68%	59.97%	61.48%



FIRSTMERIT
Corporation



FIRSTMERIT Corporation

Fourth Quarter 2013 Earnings Conference Call
Supplemental Information

January 28, 2014

